82-51

03 JAN 30 AM 7:21

TransCanada
In business to deliver™

NewsRelease

SUPPL

TransCanada Declares Quarterly Dividends & Increases Common Share Dividend

CALGARY, Alberta -January 28, 2003 - (TSX: TRP) (NYSE: TRP) - The Board of Directors of TransCanada PipeLines Limited today declared the following regular dividends on TransCanada's preferred shares:

Dividend Number 18 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series U in the amount of $0.70 per share for the period ending April 30, 2003. The dividend is payable on April 30, 2003, to shareholders of record at the close of business on March 31, 2003.

Dividend Number 17 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series Y in the amount of $0.70 per share for the period ending May 1, 2003. The dividend is payable on May 1, 2003, to shareholders of record at the close of business on March 31, 2003.

As announced today in TransCanada's Fourth Quarter 2002 Report to Shareholders, TransCanada's Board increased the quarterly dividend on the company's outstanding common shares for the quarter ending March 31, 2003 by $0.02 to $0.27 per share. It is the 157th consecutive dividend paid by TransCanada on its common shares, and is payable on April 30, 2003, to shareholders of record at the close of business on March 31, 2003.

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. Upon closing of its Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for approximately 4,150 megawatts of power -- an amount of power that can meet the needs of about four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

dlw 2/4

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

\- 30 -

Note: All dollar amounts are expressed in Canadian funds, unless otherwise indicated.

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta / Debbie Persad	(403) 920-7911

TransCanada
In business to deliver™

Media Inquiries: Glenn Herchak/Kurt Kadatz (403) 920-7877
Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

NewsRelease

TransCanada Delivers Increased Earnings, Cash Flow

Board raises dividend

CALGARY, Alberta – January 28, 2003 – (TSE: TRP) (NYSE: TRP)

Year-end and Fourth Quarter 2002 Highlights:

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada PipeLines Limited's Board of Directors today raised the quarterly dividend on the company's common shares from $0.25 per share to $0.27 per share, an increase of eight per cent, for the quarter ended March 31, 2003. This is the 157th consecutive quarterly dividend on TransCanada's common shares and is payable on April 30, 2003 to shareholders of record at the close of business on March 31, 2003. The Board also declared regular dividends on TransCanada's preferred shares.

- TransCanada's net income applicable to common shares from continuing operations (net earnings) for the year ended December 31, 2002 was $747 million or $1.56 per share. This compares to $686 million or $1.44 per share for 2001. The nine per cent increase in 2002 is primarily due to higher earnings from the Transmission business and reduced Corporate expenses, partially offset by lower earnings from the Power segment. In 2001, the Power segment earnings reflected the significant market opportunities created by high market prices and power price volatility.

- TransCanada's net earnings for the fourth quarter 2002 were $180 million or $0.37 per share -- an increase of eight per cent over net earnings of $166 million or $0.35 per share for the same period in 2001.

- Net income applicable to common shares for the year ended December 31, 2002 was $747 million or $1.56 per share compared to $619 million or $1.30 per share in 2001. The 2001 results included a net loss from discontinued operations of $67 million or $0.14 per share.

- Net income applicable to common shares for fourth quarter 2002 was $180 million or $0.37 per share compared to $186 million or $0.40 per share for the fourth quarter 2001. The fourth quarter 2001 results include a positive $20 million or $0.05 per share after-tax adjustment to the provision for loss on discontinued operations.

- Funds generated from continuing operations for the fourth quarter 2002 were $467 million, an increase of $106 million compared to the same period last year. On a full year basis, funds generated from continuing operations were $1,827 million compared to $1,624 million in 2001, an increase of 13 per cent.

- The company has chosen to expense stock options and the impact of this accounting change, which has been recorded in the fourth quarter 2002, was a $2 million charge to net income in the three months and year ended December 31, 2002.

- The National Energy Board (NEB) approved interim 2003 tolls on TransCanada's Mainline in December 2002. The NEB will hold a public hearing, scheduled to begin on February 24, 2003, to consider TransCanada's application for approval of 2003 tolls. Also in December, the Alberta Energy and Utilities Board approved interim tolls on TransCanada's Alberta System.

- For the year ended December 31, 2002:
  - Deliveries of natural gas on the Alberta System averaged 11.4 billion cubic feet per day (Bcf/d) (2001 – 11.1 Bcf/d)
  - Field receipts volumes for the Alberta System were 11.2 Bcf/d (2001 – 11.4 Bcf/d)
  - Canadian Mainline deliveries to all delivery points along the system averaged 7.2 Bcf/d (2001 - 6.7 Bcf/d)
  - Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan were 6.1 Bcf/d (2001 – 5.7 Bcf/d)
  - The BC System delivered an average of 1.0 Bcf/d (2001 – 1.1 Bcf/d)

"Our focus in 2002 was on the diligent and disciplined implementation of the key strategies we established more than two years ago," said Hal Kvisle, TransCanada's chief executive officer. "As a result, we've delivered another year of consistently strong financial performance with increases in our income and cash flow. We are particularly proud of the level and quality of our 2002 funds from operations, which increased by 13 per cent relative to 2001.

"Enhancing shareholder value is always our primary goal in determining the best use of our discretionary cash flow. We are pleased that the increases in earnings and cash flow have enabled the Board to increase the dividend for the third consecutive year. This is a significant achievement and clearly shows that our focus on our two core businesses of natural gas transmission and power continues to work well."

TransCanada's financial position continued to improve during 2002 as it repaid debt maturities of $486 million, reduced notes payable by $46 million and increased shareholders' equity by $320 million. The company's liquidity position remains strong as it continues to generate substantial operating cash flow and, aside from ongoing maintenance requirements and the pending Bruce Power transaction, has limited capital commitments going forward.

During the fourth quarter, TransCanada established a new $1.5 billion syndicated credit facility, replacing existing lines set to expire in mid-2003, and also filed universal shelf prospectuses with Canadian and U.S. securities regulators in the amount of $2 billion and US$1 billion respectively.

"Our balance sheet remains strong and, as demonstrated in the fourth quarter, we remain extremely well positioned to act on opportunities for growth in our core businesses of natural gas transmission and power generation," said Mr. Kvisle.

TransCanada's strategies for growth and value creation continue to be:

- Sustain, grow and optimize its North American natural gas transmission network
- Establish a new regulated business model that provides value to customers, reduces the long-term risks of its Canadian long-haul pipelines and allows the company to earn a fair and competitive return
- Grow its power business
- Achieve operational excellence, with a focus on providing low-cost, reliable service to its customers
- Maintain and utilize its strong financial position

"We believe there will be significant opportunities to continue to grow our pipeline and power businesses over the next decade," said Mr. Kvisle. "However, we will not pursue growth for growth's sake. We will continue to carefully evaluate all opportunities with a focus on the acquisition and construction of highly efficient assets that enhance shareholder value. We will continue to fund our businesses in a manner that is consistent with our 'A' credit rating.

"Our goal is to be one of the most profitable, competitive, reliable providers of natural gas transportation and electric power in North America."

Fourth quarter 2002 highlights

In December 2002, TransCanada, as a member of a consortium, signed an agreement to purchase a 31.6 per cent interest in Bruce Power Limited Partnership (Bruce Power) and an approximate 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power, for approximately $376 million. In addition to the purchase price, each consortium member will fund a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation (OPG). Bruce Power is a tenant under a lease on the Bruce nuclear power facility in Ontario. The lease expires in 2018 with an option to extend the lease by up to 25 years.

The other two consortium members are Cameco Corporation and BPC Generation Infrastructure Trust, a trust established by the Ontario Municipal Employees Retirement System.

"Our investment in Bruce Power is a strong fit with TransCanada's strategy to grow its power business," said Mr. Kvisle. "As we have consistently stated, each investment we make in power must be supported by strong, stable and predictable cash flows with either substantially contracted revenue streams or be at the low cost end of the dispatch curve."

The Bruce Power facility will continue to be managed and operated by the existing management and staff of Bruce Power. Under the terms of the lease, spent fuel and decommissioning liabilities remain the responsibility of OPG. The transaction is expected to close in February 2003.

Also in December 2002, TransCanada entered into an equal partnership with OPG to assess the viability of developing a 550 megawatt (MW) natural gas-fuelled energy centre to meet the growing

needs of Toronto's downtown core. The centre would be located on a portion of the site of OPG's former R.L. Hearn Generating Station in the Portlands area of Toronto's downtown waterfront.

In November 2002, TransCanada closed its acquisition of the 300 MW ManChief power plant in Brush, Colorado for $209 million. The entire output of the simple cycle, two turbine facility is sold under long-term tolling contracts that expire in 2012.

"TransCanada's strengths are its premium asset base, its financial capability and the experience and expertise of its people. We remain committed to building profitable, and sustainable businesses in pipe and power," said Mr. Kvisle. "The year 2002 saw TransCanada emerge as a leader in the North American natural gas pipeline and power industries. In 2003 we will maintain our focus on our core businesses and our emphasis on their continued growth without compromising our financial position."

Conference Call

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth quarter 2002 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 (North America) or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A live audio web cast of the teleconference will also be available on TransCanada's web site at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 4, 2003 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1340403. The web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. Upon closing the Bruce Power transaction, TransCanada will own or have interests in, control, manage or be constructing facilities for approximately 4,150 megawatts of power -- an amount of power that can meet the needs of more than four million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

Fourth Quarter 2002 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
Revenues	**1,338**	1,279	**5,214**	5,275
Net Income/(Loss) Applicable to Common Shares				
Continuing operations	**180**	166	**747**	686
Discontinued operations	**-**	20	**-**	(67)
	180	186	**747**	619
Cash Flow				
Funds generated from continuing operations	**467**	361	**1,827**	1,624
Capital expenditures in continuing operations	**(193)**	(171)	**(586)**	(440)

Common Share Statistics	Three months ended December 31 2002	Three months ended December 31 2001	Year ended December 31 2002	Year ended December 31 2001
Net Income/(Loss) Per Share - Basic				
Continuing operations	**$0.37**	$0.35	**$1.56**	$1.44
Discontinued operations	**-**	0.05	**-**	(0.14)
	$0.37	$0.40	**$1.56**	$1.30
Dividend Per Share	**$0.25**	$0.225	**$1.00**	$0.90
Common Shares Outstanding (millions)				
Average for the period	**479.3**	476.5	**478.3**	475.8
End of period	**479.5**	476.6	**479.5**	476.6

TransCanada
In business to deliver™

FOURTH QUARTER 2002

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

(unaudited) (millions of dollars except per share amounts)	Three months ended December 31 2002	Three months ended December 31 2001*	Year ended December 31 2002	Year ended December 31 2001*
Net Income/(Loss) Applicable to Common Shares				
Continuing operations	180	166	747	686
Discontinued operations	-	20	-	(67)
	180	186	747	619
Net Income/(Loss) Per Share - Basic				
Continuing operations	$0.37	$0.35	$1.56	$1.44
Discontinued operations	-	0.05	-	(0.14)
	$0.37	$0.40	$1.56	$1.30

*Restated, see note 2, Accounting Changes, in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis

On January 28, 2003, the Board of Directors of TransCanada PipeLines Limited (TransCanada or the company) raised the quarterly dividend on the company's common shares from $0.25 per share to $0.27 per share, an increase of eight per cent, for the quarter ended March 31, 2003.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of TransCanada and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income applicable to common shares from continuing operations (net earnings) for the year ended December 31, 2002 was $747 million or $1.56 per share compared to $686 million or $1.44 per share in 2001. The increase of $61 million or $0.12 per share in 2002 compared to 2001 is primarily due to higher earnings from the Transmission business and reduced expenses in the Corporate segment, partially offset by lower earnings from the Power segment. In 2001, the Power segment earnings reflected the significant market opportunities created by high market prices and power price volatility. In June 2002, TransCanada received the National Energy

Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The results for the year ended December 31, 2002 include after-tax net income of $36 million or $0.08 per share, representing the impact of the Fair Return decision for 2001 ($16 million) and 2002 ($20 million). The results also include $7 million relating to TransCanada's proportionate share of a favourable ruling in Great Lakes with respect to Minnesota use tax paid in prior years.

Net income applicable to common shares for the year ended December 31, 2002 was $747 million or $1.56 per share compared to $619 million or $1.30 per share in 2001. The 2001 results included a net loss from discontinued operations of $67 million or $0.14 per share.

TransCanada's net earnings for fourth quarter 2002 were $180 million or $0.37 per share compared to $166 million or $0.35 per share for fourth quarter 2001. The increase of $14 million or $0.02 per share in the fourth quarter is mainly attributable to stronger results from the Transmission segment and lower expenses in the Corporate segment, offset by lower earnings from the Power segment.

Net income applicable to common shares for fourth quarter 2002 was $180 million or $0.37 per share compared to $186 million or $0.40 per share for fourth quarter 2001. The fourth quarter 2001 results include a positive $20 million or $0.05 per share after-tax adjustment to the provision for loss on discontinued operations.

Funds generated from continuing operations of $1,827 million for the year ended December 31, 2002 increased by $203 million in comparison to 2001. Funds generated from continuing operations of $467 million for fourth quarter 2002 increased $106 million compared to the fourth quarter last year.

The company has chosen to expense stock options and the impact of this accounting change, which has been recorded in the fourth quarter 2002, was a $2 million charge to net income in the three months and year ended December 31, 2002.

Effective third quarter 2002, the company adopted accrual accounting for energy trading contracts, changing from its previous policy of mark-to-market accounting for these contracts. This accounting change has been applied retroactively with restatement of prior periods (see note 2, Accounting Changes, in the Notes to Consolidated Financial Statements). The cumulative effect of this accounting change as at January 1, 2001 was a decrease in retained earnings of $20 million. Net income for the year ended December 31, 2001 included a positive adjustment of $11 million. Under accrual accounting, net income for the year ended December 31, 2002 is $13 million higher than would have been reported under mark-to-market accounting.

Segment Results-at-a-Glance

(unaudited)	Three months ended December 31		Year ended December 31	
(millions of dollars)	**2002**	2001	**2002**	2001
Transmission	**162**	153	**653**	585
Power	**30**	35	**146**	168
Corporate	**(12)**	(22)	**(52)**	(67)
Continuing operations	**180**	166	**747**	686
Discontinued operations	**-**	20	**-**	(67)
Net Income Applicable to Common Shares	**180**	186	**747**	619

Transmission

The Transmission business generated net earnings of $162 million and $653 million for the three months and year ended December 31, 2002, respectively.

Transmission Results-at-a-Glance

(unaudited)	Three months ended December 31		Year ended December 31	
(millions of dollars)	**2002**	2001	**2002**	2001
Wholly-Owned Pipelines				
Alberta System	**56**	59	**214**	204
Canadian Mainline	**75**	70	**307**	274
BC System	**2**	1	**6**	5
	133	130	**527**	483
North American Pipeline Ventures				
Great Lakes	**17**	15	**66**	56
TC PipeLines, LP	**5**	4	**17**	15
Iroquois	**3**	4	**18**	16
Portland	**-**	-	**2**	(1)
Foothills	**4**	5	**17**	20
Trans Québec & Maritimes	**2**	2	**8**	8
Northern Development	**(1)**	(3)	**(6)**	(9)
Other	**(1)**	(4)	**4**	(3)
	29	23	**126**	102
Net earnings	**162**	153	**653**	585

Wholly-Owned Pipelines

The Alberta System's net earnings of $56 million in fourth quarter 2002 decreased $3 million compared to $59 million in the same quarter of 2001 primarily due to recognition in fourth quarter 2001 of incentive earnings from operating cost efficiencies related to 2001. Net earnings for the year ended December 31, 2002 increased $10 million when compared to the prior year, primarily due to an interest refund relating to a prior year income tax reassessment, and the expiry of TransCanada's transition support costs with respect to the Alberta System's Products & Pricing Agreement which ended in the first quarter of 2002. TransCanada is currently in negotiations with Alberta System customers on the 2003 revenue requirement. TransCanada plans to file an application for approval of the Alberta System 2003 revenue requirement and final 2003 tolls, rates and charges with the Alberta Energy and Utilities Board (EUB) by February 28, 2003.

The Canadian Mainline's net earnings have increased $5 million and $33 million, respectively, for the three months and year ended December 31, 2002 when compared to the corresponding periods in 2001. Net earnings in 2002 reflect the impact of the Fair Return decision which included an increase in the deemed common equity ratio from 30 to 33 per cent, effective January 1, 2001. The increase in earnings from the Fair Return decision was partially offset by a decline in the rate of return on common equity from 9.61 per cent in 2001 to 9.53 per cent in 2002 and a lower average

investment base. The NEB has scheduled a hearing to commence February 24, 2003 to consider the Canadian Mainline 2003 Tolls and Tariff Application. In September 2002, TransCanada also filed with the NEB a request for review and variance of the Fair Return decision and that the final Canadian Mainline 2003 Tolls and Tariff Application reflect the review and variance decision. The NEB has not yet responded to TransCanada's review and variance request.

Operating Statistics Year ended December 31 (unaudited)	Alberta System*		Canadian Mainline**		BC System	
	2002	2001	**2002**	2001	**2002**	2001
Average investment base ($ millions)	**5,074**	5,183	**8,884**	9,176	**211**	204
Delivery volumes (Bcf)						
Total	**4,146**	4,059	**2,630**	2,450	**371**	395
Average per day	**11.4**	11.1	**7.2**	6.7	**1.0**	1.1

*Field receipt volumes for the Alberta System for the year ended December 31, 2002 were 4,101 Bcf (2001 - 4,170 Bcf); average per day were 11.2 Bcf (2001 - 11.4 Bcf).
**Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the year ended December 31, 2002 were 2,221 Bcf (2001 - 2,098 Bcf); average per day were 6.1 Bcf (2001 - 5.7 Bcf).

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $29 million and $126 million for the three months and year ended December 31, 2002, respectively. This represents increases of $6 million and $24 million, respectively, compared to the same periods in 2001.

Higher net earnings for the year ended December 31, 2002 reflect TransCanada's $7 million share of a favourable ruling in Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes favourable ruling, the increase in full year 2002 net earnings was mainly due to higher transportation margins, favourable foreign exchange rates on stronger operating results from U.S. pipeline affiliates and TransCanada's increased ownership interests in Iroquois and Portland acquired in second quarter 2001. In addition, net earnings related to TransCanada's share of other ventures, including CrossAlta gas storage facilities (CrossAlta), Ventures LP and TransGas de Occidente, increased $7 million in 2002 when compared to the prior year.

The $6 million increase in fourth quarter 2002 compared to 2001 is mainly due to lower northern development costs and increased contributions from CrossAlta and Great Lakes.

Power

Power Results-at-a-Glance

(unaudited) (millions of dollars)	Three months ended December 31 2002	2001	Year ended December 31 2002	2001
Power LP investment	9	10	36	39
Northeastern U.S. operations	35	55	149	159
Western operations	30	15	131	149
General, administrative and support costs	(25)	(18)	(73)	(49)
Operating and other income	49	62	243	298
Financial charges	(4)	(9)	(13)	(24)
Income taxes	(15)	(18)	(84)	(106)
Net earnings	30	35	146	168

Power's net earnings of $146 million for the year ended December 31, 2002 were $22 million lower when compared to 2001. Net earnings of $30 million in fourth quarter 2002 decreased $5 million compared to $35 million in fourth quarter 2001.

Operating and other income from the investment in TransCanada Power, L.P. (Power LP) for the three months ended December 31, 2002 was comparable to the same period in 2001. For the year ended December 31, 2002, earnings were $3 million lower when compared to 2001, primarily due to an unplanned outage at the Williams Lake plant in the first half of 2002 and a reduction in TransCanada's ownership interest from 41.6 per cent to 35.6 per cent in Power LP, effective October 2001.

Operating and other income from the Northeastern U.S. Operations decreased $10 million and $20 million, for the year and three months ended December 31, 2002, respectively, compared to the same periods in 2001. The decrease is primarily due to lower revenues under long-term power sales arrangements in 2002 and TransCanada's ability to capitalize on market opportunities in fourth quarter 2001. The annual decrease is partially offset by income from a full year ownership in 2002 of the Curtis Palmer Hydroelectric Company, L.P., which was acquired in July 2001.

Operating and other income from Western Operations of $30 million for the three months ended December 31, 2002 was $15 million higher than the same period in 2001. Results in 2002 included income from the December 2001 acquisition of a 50 per cent interest in the Sundance B power purchase arrangement (PPA), the January 2002 commercial start up of the Redwater and Carseland plants, the November 2002 acquisition of the ManChief plant, and lower contract prices on the sale of output from the Sundance A PPA compared to 2001. Operating and other income for the year ended December 31, 2002 is $18 million lower than 2001, mainly due to lower contract prices for the Sundance A PPA in 2002 and TransCanada's ability in the first half of 2001 to take advantage of market opportunities created by high market prices and power price volatility. These decreases are partially offset by income from the Sundance B PPA and the Redwater, Carseland and ManChief plants.

The increase in general, administrative and support costs for the three months and year ended December 31, 2002 compared to the same periods in 2001 includes increased project development costs and reflects the continuing investment in the Power business.

Corporate

Net expenses were $12 million and $22 million for the three months ended December 31, 2002 and 2001, respectively. Net expenses were $52 million for the year ended December 31, 2002 compared to $67 million for 2001.

Results for the year ended December 31, 2001 included a positive adjustment of $5 million to foreign currency gains reflecting the January 1, 2002 required retroactive adoption of an accounting change issued by the Canadian Institute of Chartered Accountants related to foreign currency translation. There was no impact of this accounting change in the three months ended December 31, 2001 nor in the year ended December 31, 2002.

Net expenses for fourth quarter 2002 have improved by $10 million compared to fourth quarter 2001, and results for the full year 2002, excluding the impact of the foreign currency accounting change, have improved by $20 million compared to 2001. These improvements are primarily due to lower general and administrative expenses to support discontinued operations and the positive impact of lower interest rates offset by increased Corporate financial charges resulting from the Fair Return decision.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. As described in Management's Discussion and Analysis in TransCanada's 2001 Annual Report, the company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At December 31, 2002, TransCanada reviewed the provision for loss on discontinued operations, including the approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, and concluded the provision and continued deferral of the gains were appropriate. As a result, there was no earnings impact related to discontinued operations in 2002.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations of $1,827 million for the year ended December 31, 2002 increased by $203 million in comparison to 2001. Funds generated from continuing operations of $467 million for fourth quarter 2002 increased $106 million compared to the fourth quarter last year.

TransCanada's ability to generate adequate amounts of cash and cash equivalents in the short term and the long term when needed, and to maintain capacity to provide for planned growth remains substantially unchanged since December 31, 2001.

Investing Activities

In the three months and year ended December 31, 2002, capital expenditures, excluding acquisitions, totalled $202 million (2001 - $174 million) and $599 million (2001 - $492 million),

respectively, and related primarily to maintenance and capacity capital in the Transmission business and ongoing construction of the Bear Creek and MacKay River power plants in Alberta. In fourth quarter 2002, TransCanada acquired the ManChief power plant for $209 million. Acquisitions for the year ended December 31, 2002 totalled $228 million compared to $585 million in 2001.

Financing Activities

TransCanada used a portion of its cash resources to fund debt maturities of $486 million and reduce notes payable by $46 million in 2002.

In the fourth quarter 2002, TransCanada filed shelf prospectuses in Canada and the United States qualifying for issuance of $2 billion of common shares, preferred shares and/or debt securities including medium term notes and US$1 billion of common shares, preferred shares and/or debt securities, respectively. Any offer to sell securities under these shelf prospectuses will only be made by means of prospectus supplements filed with the appropriate securities regulatory authorities.

During the fourth quarter 2002, TransCanada established a new $1.5 billion syndicated credit facility, replacing existing lines set to expire in mid-2003.

Dividends

On January 28, 2003, TransCanada's Board of Directors declared a quarterly dividend of $0.27 per share for the quarter ended March 31, 2003 on the outstanding common shares. This is the 157th consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on April 30, 2003 to shareholders of record at the close of business on March 31, 2003. The Board also declared regular dividends on TransCanada's preferred shares.

Discontinued Operations

Net cash provided by discontinued operating activities was $59 million for the year ended December 31, 2002 compared with net cash used in discontinued operating activities of $659 million in 2001. The significant amount of net cash used in the year ended December 31, 2001 was primarily in the Gas Marketing business and included the return in 2001 of margin cash received in 2000, the settlement of natural gas trading losses and other working capital adjustments.

There were no dispositions of discontinued operations in the year ended December 31, 2002 compared to dispositions of $1,170 million in 2001.

Risk Management

With respect to continuing operations, TransCanada's market risk remains substantially unchanged since December 31, 2001. However, with the deterioration in the creditworthiness of a number of counterparties since December 31, 2001, TransCanada has and will continue to mitigate this heightened credit risk with additional financial assurances, including letters of credit and/or cash. The company has retained certain exposures as a result of the divestiture of the Gas Marketing business. See explanation in Results of Operations - Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

TransCanada manages market and credit risk exposures in accordance with its corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates. The company is also exposed to risk of loss due to the failure of counterparties to meet their financial obligations.

Controls and Procedures

Within 90 days prior to the filing of this quarterly report, TransCanada's management evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls) and internal controls for financial reporting purposes (internal controls). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that:

- TransCanada's disclosure controls are effective in ensuring that material information relating to TransCanada is made known to management on a timely basis, and is included in this quarterly report; and

- TransCanada's internal controls are effective in providing assurance that the financial statements for this quarter are fairly presented in accordance with Canadian generally accepted accounting principles.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this quarterly report.

Critical Accounting Policy

TransCanada's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2001. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

Outlook

The outlook for the company's segments remains relatively unchanged since December 31, 2001. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada's 2001 Annual Report.

The company's earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. Credit ratings on the company's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. On December 23, 2002, Standard & Poor's placed its rating on TransCanada's senior unsecured debt on 'CreditWatch' with negative implications. DBRS and Moody's continue to maintain a 'stable' outlook.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

In December 2002, the EUB approved interim tolls for 2003 on the Alberta System. TransCanada is currently in negotiation with Alberta System customers on the 2003 revenue requirement. TransCanada plans to file an application for approval of the Alberta System 2003 revenue requirement and final 2003 tolls, rates and charges with the EUB by February 28, 2003.

In December 2002, TransCanada's Mainline interim tolls were approved by the NEB. The NEB is scheduled to commence a public hearing beginning on February 24, 2003 to consider TransCanada's application for approval of 2003 tolls.

North American Pipeline Ventures

In January 2003, Portland Natural Gas Transmission System received U.S. Federal Energy Regulatory Commission approval, subject to a public comment period, on new tolls which are effective retroactive to April 2002.

Power

In November 2002, TransCanada completed its acquisition of the ManChief power plant from El Paso for $209 million. The ManChief power plant is a simple-cycle, two-turbine facility located near Brush, Colorado and has a generating capacity of 300 megawatts (MW). The entire output of the plant is sold under long-term tolling contracts that expire in 2012.

In December 2002, TransCanada reached an agreement under which affiliates of TransCanada will acquire a 31.6 per cent interest in Bruce Power Limited Partnership (Bruce Power) and an approximate 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power, from British Energy plc (BE) for approximately $376 million. TransCanada will also fund a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation (OPG). Currently, BE and Cameco Corporation (Cameco) indirectly hold the interests in Bruce Power together with the Power Workers' Union and The Society of Energy Professionals. TransCanada, as part of a consortium that includes Cameco and BPC Generation Infrastructure Trust, a trust established by the Ontario Municipal Employees Retirement System, expects to close the transaction in February 2003 pending necessary consents and regulatory approval. The Bruce Power facility is made up of two nuclear plants – Bruce B and Bruce A. Bruce B consists of four reactors, currently generating 3,140 MW. Bruce A consists of four 769 MW reactors, which are currently not operating. Two of the Bruce A units are expected to be restarted and online by the summer of 2003. Bruce Power is a tenant under a lease on the facility which expires in 2018 with an option to extend the lease by up to 25 years. The Bruce Power facility will continue to be managed and operated by the management and staff of Bruce Power. Spent fuel and decommissioning liabilities remain the responsibility of OPG.

In December 2002, TransCanada and OPG announced the formation of Portlands Energy Centre L.P., a 50/50 partnership. The partnership will assess the viability of developing a 550 MW combined cycle natural gas-fuelled cogeneration facility which would be located in the Portlands area of Toronto's downtown waterfront.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(unaudited) (millions of dollars except per share amounts)	Three months ended December 31 2002	 2001	Year ended December 31 2002	 2001
Revenues	1,338	1,279	5,214	5,275
Expenses				
Operating expenses	584	548	2,173	2,330
Depreciation	217	204	848	793
	801	752	3,021	3,123
Operating Income	537	527	2,193	2,152
Other Expenses/(Income)				
Financial charges	215	225	867	889
Financial charges of joint ventures	23	29	90	107
Interest and other income	(24)	(14)	(86)	(77)
	214	240	871	919
Income from Continuing Operations before Income Taxes	323	287	1,322	1,233
Income Taxes - Current and Future	128	106	517	480
Net Income from Continuing Operations	195	181	805	753
Net Income/(Loss) from Discontinued Operations	-	20	-	(67)
Net Income	195	201	805	686
Preferred Securities Charges	10	10	36	45
Preferred Share Dividends	5	5	22	22
Net Income Applicable to Common Shares	180	186	747	619
Net Income/(Loss) Applicable to Common Shares				
Continuing operations	180	166	747	686
Discontinued operations	-	20	-	(67)
	180	186	747	619
Net Income/(Loss) Per Share				
Continuing operations	$0.37	$0.35	$1.56	$1.44
Discontinued operations	-	0.05	-	(0.14)
Basic	$0.37	$0.40	$1.56	$1.30
Diluted	$0.37	$0.40	$1.55	$1.30
Average Shares Outstanding - Basic (millions)	479.3	476.5	478.3	475.8
Average Shares Outstanding - Diluted (millions)	481.7	478.4	480.7	477.6

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(unaudited) (millions of dollars)	Three months ended December 31 2002	2001	Year ended December 31 2002	2001
Cash Generated From Operations				
Net income from continuing operations	**195**	181	**805**	753
Depreciation	**217**	204	**848**	793
Future income taxes	**67**	6	**247**	127
Other	**(12)**	(30)	**(73)**	(49)
Funds generated from continuing operations	**467**	361	**1,827**	1,624
Decrease in operating working capital	**101**	99	**33**	170
Net cash provided by continuing operations	**568**	460	**1,860**	1,794
Net cash provided by/(used in) discontinued operations	**29**	4	**59**	(659)
	597	464	**1,919**	1,135
Investing Activities				
Capital expenditures	**(202)**	(174)	**(599)**	(492)
Acquisitions, net of cash acquired	**(209)**	(110)	**(228)**	(585)
Disposition of assets	**-**	216	**-**	1,170
Deferred amounts and other	**(103)**	(7)	**(115)**	30
Net cash (used in)/provided by investing activities	**(514)**	(75)	**(942)**	123
Financing Activities				
Dividends and preferred securities charges	**(139)**	(138)	**(546)**	(517)
Notes payable issued/(repaid), net	**182**	336	**(46)**	186
Reduction of long-term debt	**(256)**	(164)	**(486)**	(793)
Non-recourse debt of joint ventures issued	**20**	5	**44**	23
Reduction of non-recourse debt of joint ventures	**(29)**	(85)	**(80)**	(132)
Common shares issued	**7**	5	**50**	24
Partnership units of joint ventures issued	**-**	59	**-**	59
Preferred securities redeemed	**-**	(318)	**-**	(318)
Net cash used in financing activities	**(215)**	(300)	**(1,064)**	(1,468)
(Decrease)/Increase in Cash and Short-Term Investments	**(132)**	89	**(87)**	(210)
Cash and Short-Term Investments				
Beginning of period	**344**	210	**299**	509
Cash and Short-Term Investments				
End of period	**212**	299	**212**	299

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(unaudited) December 31 (millions of dollars)	2002	2001
ASSETS		
Current Assets		
Cash and short-term investments	212	299
Accounts receivable	691	655
Inventories	178	177
Other	102	43
	1,183	1,174
Long-Term Investments	291	268
Plant, Property and Equipment	17,496	17,685
Other Assets	946	827
	19,916	19,954
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	297	343
Accounts payable	902	786
Accrued interest	227	233
Current portion of long-term debt	517	483
Current portion of non-recourse debt of joint ventures	75	44
Provision for loss on discontinued operations	234	264
	2,252	2,153
Deferred Amounts	353	393
Long-Term Debt	8,815	9,347
Future Income Taxes	226	39
Non-Recourse Debt of Joint Ventures	1,222	1,295
Junior Subordinated Debentures	238	237
	13,106	13,464
Shareholders' Equity		
Preferred securities	674	675
Preferred shares	389	389
Common shares	4,614	4,564
Contributed surplus	265	263
Retained earnings	854	586
Foreign exchange adjustment	14	13
	6,810	6,490
	19,916	19,954

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(unaudited) (millions of dollars)	Year ended December 31 2002	 2001
Balance at beginning of period	586	395
Net income	805	686
Preferred securities charges	(36)	(45)
Preferred share dividends	(22)	(22)
Common share dividends	(479)	(428)
	854	586

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2001 except as stated below. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada's 2001 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

Regulation

In June 2002, the company received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 final tolls on its Canadian Mainline. The Fair Return decision on the cost of capital included an increase in the deemed common equity ratio from 30 to 33 per cent effective January 1, 2001. The NEB also decided that the return on equity as calculated based on the NEB formula continued to be appropriate for the Canadian Mainline which results in an approved rate of return on common equity of 9.61 per cent for 2001 and 9.53 per cent for 2002. The results for the year ended December 31, 2002 include after-tax net income of $36 million or $0.08 per share representing the impact of the Fair Return decision for 2001 ($16 million) and 2002 ($20 million).

2. Accounting Changes

Price risk management

Effective September 30, 2002, the company adopted accrual accounting for energy trading contracts in its continuing operations, changing from its previous policy of mark-to-market accounting for these contracts. This accounting change has been applied retroactively with restatement of prior periods. This change eliminates unrealized gains and losses on energy trading contracts recognized under mark-to-market accounting. The cumulative effect of this accounting change as at January 1, 2001 was a decrease of $20 million in retained earnings. The impact of this change on net income was an increase/(decrease) for fourth quarter 2002 of $5 million (2001 - $(1) million) and for the year ended December 31, 2002 of $13 million (2001 - $11 million). This change is reflected in the Power segment.

Foreign currency translation

Effective January 1, 2002, TransCanada adopted the amendment to the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Foreign Currency Translation". This amendment eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. This accounting change was applied retroactively with restatement of prior periods. The cumulative effect of this accounting change as at January 1, 2001 was an increase of $1 million in retained earnings. The impact of this change on net income was an increase in fourth quarter 2002 of nil (2001 – nil) and for the year ended December 31, 2002 of nil (2001 –$5 million). This change is reflected in the Corporate segment.

Stock-Based Compensation

In 2002, TransCanada adopted the new standard of the CICA Handbook Section "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This standard allows companies to either expense, over the vesting period, the fair value of the stock options granted or to disclose this impact.

The company has chosen to expense stock options and the impact of this accounting change, which has been recorded in the fourth quarter of 2002, results in a $2 million charge to net income. This charge is reflected in the Transmission and Power segments. The company used the Black-Scholes model for this calculation.

On February 25, 2002, the company issued 1,946,300 options to purchase common shares at $21.43 under the company's Key Employee Stock Incentive Plan. For these options, 25 per cent of the common shares subject to an option may be purchased on the award date and 25 per cent on each of the three following award date anniversaries.

After reflecting the accounting changes, the following amounts in the Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Cash Flows as at and for the year ended December 31, 2001 have been restated as follows.

(unaudited - millions of dollars)	2001
Consolidated Balance Sheet	
Energy trading assets	
Current asset	-
Long-term asset	-
Other assets	827
Future income tax asset	-
Total assets	19,954
Energy trading liabilities	
Current liability	-
Long-term liability	-
Future income tax liability	39
Total liabilities	13,464
Retained earnings	586
Consolidated Income	
Revenues	5,275
Operating expenses	2,330
Financial charges	889
Income taxes - current and future	480
Net income	686
Consolidated Cash Flows	
Funds generated from continuing operations	1,624
Net cash provided by investing activities	123

3. Segmented Information

Three months ended December 31 (unaudited - millions of dollars)	Transmission 2002	Transmission 2001	Power 2002	Power 2001	Corporate 2002	Corporate 2001	Total 2002	Total 2001
Revenues	1,007	990	331	289	-	-	1,338	1,279
Operating expenses	(319)	(313)	(264)	(219)	(1)	(16)	(584)	(548)
Depreciation	(197)	(191)	(20)	(12)	-	(1)	(217)	(204)
Operating income/(loss)	491	486	47	58	(1)	(17)	537	527
Financial and preferred equity charges	(205)	(212)	(4)	(4)	(21)	(24)	(230)	(240)
Financial charges of joint ventures	(23)	(24)	-	(5)	-	-	(23)	(29)
Interest and other income	12	5	2	4	10	5	24	14
Income taxes	(113)	(102)	(15)	(18)	-	14	(128)	(106)
Continuing operations	162	153	30	35	(12)	(22)	180	166
Discontinued operations							-	20
Net Income Applicable to Common Shares							180	186

Year ended December 31 (unaudited - millions of dollars)	Transmission 2002	Transmission 2001	Power 2002	Power 2001	Corporate 2002	Corporate 2001	Total 2002	Total 2001
Revenues	3,921	3,880	1,293	1,395	-	-	5,214	5,275
Operating expenses	(1,166)	(1,226)	(998)	(1,073)	(9)	(31)	(2,173)	(2,330)
Depreciation	(783)	(753)	(65)	(37)	-	(3)	(848)	(793)
Operating income/(loss)	1,972	1,901	230	285	(9)	(34)	2,193	2,152
Financial and preferred equity charges	(821)	(856)	(13)	(15)	(91)	(85)	(925)	(956)
Financial charges of joint ventures	(90)	(98)	-	(9)	-	-	(90)	(107)
Interest and other income	50	30	13	13	23	34	86	77
Income taxes	(458)	(392)	(84)	(106)	25	18	(517)	(480)
Continuing operations	653	585	146	168	(52)	(67)	747	686
Discontinued operations							-	(67)
Net Income Applicable to Common Shares							747	619

Total Assets

December 31 (unaudited - millions of dollars)	2002	2001
Transmission	16,979	17,269
Power	2,292	1,880
Corporate	457	480
Continuing Operations	19,728	19,629
Discontinued Operations	188	325
	19,916	19,954

4. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. The Gas Marketing business provided supply, transportation and asset management services, as well as structured financial products and services. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

The company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At December 31, 2002, the provision for loss on discontinued operations, including approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Revenues from discontinued operations for fourth quarter 2002 were $6 million (fourth quarter 2001 - $703 million) and for the twelve months ended December 31, 2002 were $36 million (2001 - $12,895 million). The provision for loss on discontinued operations at December 31, 2002 was $234 million (December 31, 2001 - $264 million). This was comprised of $129 million (December 31, 2001 - $129 million) relating to Gas Marketing and $105 million (December 31, 2001 - $135 million) relating to the December Plan.

Other Financial Information on Discontinued Operations

The following amounts related to discontinued operations are included in the consolidated balance sheet.

December 31 (unaudited - millions of dollars)	2002	2001
Current assets	79	113
Non-current assets	109	212
Current liabilities	(98)	(116)
Non-current liabilities	-	(9)
Net Assets of Discontinued Operations	90	200

5. Contingencies

The California Attorney General has filed a complaint for civil penalties in California Superior Court under the California Business and Professions Code. The complaint alleges that certain TransCanada subsidiaries and affiliates engaged in sales or purchases of electricity in California for which they failed to comply with the filing requirements of the Federal Power Act and the U.S. Federal Energy Regulatory Commission (FERC) orders. TransCanada believes the actions of its subsidiaries and affiliates were in compliance with the Federal Power Act and FERC requirements. TransCanada considers the complaint to be without merit and is vigorously defending it. The company has made no provision for any potential liability.

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action under Ontario's Class Proceedings Act, 1992, against TransCanada and Enbridge Inc. for damages alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the NEB Act. The company believes the claim is without merit and will vigorously defend the action. The company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

The company and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material impact on the company's consolidated financial position or results of operations.

Supplementary Information

As at December 31, 2002, TransCanada had 479,502,342 issued and outstanding common shares. In addition, there were 12,892,452 outstanding options to purchase common shares, of which 10,257,626 were exercisable as at December 31, 2002.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Kurt Kadatz at (403) 920-7877.

Visit TransCanada's Internet site at: http://www.transcanada.com

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